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333-7670

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM F-6
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

For American Depositary Shares Evidenced by American Depositary Receipts

DISTRIBUCIÓN Y SERVICIO D&S S.A.
(Exact name of issuer of deposited securities as specified in its charter)

Distribution and Service D&S S.A.
(Translation of issuer's name into English)

Republic of Chile
(Jurisdiction of Incorporation or organization of Issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, New York 10004
Tel. No.: (212) 623-0636
(Address, including zip code, and telephone number of depositary's principal offices)

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
(212) 1894-8999
(Address, including zip code, and telephone number of agent for service)

With copies to:

Scott A. Ziegler, Esq. Ziegler, Ziegler & Associates LLP 570 Lexington Avenue New York, New York 10022 (212) 319-7600	570S. Todd Crider, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3909 (212) 455-2000

It is proposed that this filing become effective under Rule 466
☒ immediately upon filing        ☐ on [date] at [time]

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee

American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing 60 shares of common stock without nominal value of Distribución y Servicio D&S S.A.	N/A	N/A	N/A	N/A

(1)
Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such Receipts evidencing such American Depositary Shares.

        The Prospectus consists of the form of American Depositary Receipt included as Exhibit A to the form of Amendment No. 1 to Deposit Agreement filed as Exhibit (a)(2) to this Post-Effective Amendment No. 1 to Registration Statement on Form F-6, which is incorporated herein by reference.

I-1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.    EXHIBITS

          (a)(1)     Form of Deposit Agreement among Distribución y Servicio D&S S.A., JPMorgan Chase Bank, N.A. (fka Morgan Guaranty Trust Company of New York), as depositary (the "Depositary"), and all holders from time to time of American Depositary Receipts (the "Receipts") issued thereunder (the "Deposit Agreement"). Previously filed.

          (a)(2)     Form of Amendment No. 1 to Deposit Agreement. Filed herewith as Exhibit (a)(2).

          (b)         Any other agreement, to which the Depositary is a party, relating to the issuance of the Depositary Shares registered hereby or custody of the deposited securities represented thereby.—None.

          (c)         Any material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years.—None.

          (d)         Opinion of counsel to the Depositary as to the legality of the securities to be registered. Previously filed.

          (e)         Certification under Rule 466.—Filed herewith as Exhibit (e).

Item 4.    UNDERTAKINGS

          (a)         The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

          (b)         If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.

SIGNATURE

        Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 2, 2004.

By:	JPMORGAN CHASE BANK, N.A., as Depositary
By	/s/ Joseph M. Leinhauser
Name:	Joseph M. Leinhauser
Title:	Vice President

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, Distribución y Servicio D&S S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, on December 2, 2004.

DISTRIBUCIÓN Y SERVICIO D&S S.A.
By:	/s/ Rodrigo Cruz Matta
Name:	Rodrigo Cruz Matta
Title:	Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Rodrigo Cruz Matta and Miguel Núñez Sfeir, jointly and severally, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated as of December 2, 2004.

Name	Title:

/s/ Rodrigo Cruz Matta Rodrigo Cruz Matta	Chief Executive Officer
Felipe Ibáñez Scott	President
/s/ Miguel Núñez Sfeir Miguel Núñez Sfeir	Chief Financial Officer
/s/ Nicolás Ibáñez Scott Nicolás Ibáñez Scott	Director
/s/ Manuel Ibáñez Ojeda Manuel Ibáñez Ojeda	Director
/s/ Enrique Barros Bourie Enrique Barros Bourie	Director

/s/ Jonny Kulka Fraenkel Jonny Kulka Fraenkel	Director
/s/ Gonzalo Eguiguren Correa Gonzalo Eguiguren Correa	Director
/s/ Fernando Larraín Cruzat Fernando Larraín Cruzat	Director
/s/ Hans Eben Oyanedel Hans Eben Oyanedel	Director
/s/ Donald J. Puglisi Donald J. Puglisi	Authorized Representative in the United States

 INDEX TO EXHIBITS

Exhibit Number		Sequentially Numbered Page
(a)(2)	Form of Amendment to Deposit Agreement
(e)	Rule 466 Certification

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PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 3. EXHIBITS
  Item 4. UNDERTAKINGS
SIGNATURE
SIGNATURES
POWER OF ATTORNEY
INDEX TO EXHIBITS